May 19, 1998



Famous Host Lodging V, L.P.
c/o The Famous Host Companies
2030 J Street
Sacramento, California  95814

Attn: Mr. Philip Grotewohl


Dear Mr. Grotewohl:

Pursuant to your request, we have analyzed the proposed transaction whereby Tiburon Capital Corporation would acquire the following hotel which is owned by Famous Host Lodging V, L.P.

                                    Holiday Inn
                                    1511 East Main Street
                                    Barstow, California

As we understand it, Tiburon Capital Corporation would acquire this property on an all cash basis for a total consideration of $4,100,000. Based on our analysis of the above hotel property, we are of the opinion that the proposed transaction is fair and equitable from a financial standpoint to the limited partners of the Partnership.

If you have any questions on the foregoing, or if I can be of any further assistance, please don't hesitate to contact me directly.

                                        Very truly yours,

                                        PKF Consulting



                                        /s/ THOMAS E. CALLAHAN
                                        Thomas E. Callahan, CPA, CRE, MAI
                                        Executive Vice President


TEC/klk